Exhibit 1.01

Lantronix, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2019

This Conflict Minerals Report (the “Report”) of Lantronix, Inc. (the “Company,” “Lantronix,” “we,” “our,” or “us”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2019 to December 31, 2019.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

We have adopted a Conflict Minerals Policy which is available on our website at www.lantronix.com.

1.	Company Overview

Lantronix is a global provider of secure data access and management solutions for Internet of Things, or IoT, and information technology, or IT, assets. Our mission is to be the leading supplier of IoT solutions that enable companies to dramatically simplify the creation, deployment, and management of IoT projects while providing secure access to data for applications and people.

2.	Products Overview

We organize our products and solutions into three product lines: IoT, IT Management and Other.

IoT

Our IoT products typically connect to one or more existing machines or are built into new industrial devices to provide network connectivity. Our products are designed to enhance the value and utility of machines by making the data from the machines available to users, systems and processes or by controlling their properties and features over the network.

Our IoT products currently consist of IoT Gateways and IoT Building Blocks. IoT Gateways are designed to provide secure connectivity and the ability to add integrated device management and advanced data access features. IoT Building Blocks provide basic secure machine connectivity and unmanaged data access.

Our IoT products may be embedded into new designs or attached to existing machines. Our IoT products include wired and wireless connections that enhance the value and utility of modern electronic systems and equipment by providing secure network connectivity, application hosting, protocol conversion, secure access for distributed IoT deployments and many other functions. Many of the products are offered with software tools intended to further accelerate our customer’s time-to-market and increase their value add.

IT Management

Today, organizations are managing an ever-increasing number of devices and data on enterprise networks where 24/7 reliability is mission critical. Out-of-band management is a technique that uses a dedicated management network to access critical network devices to ensure management connectivity (including the ability to determine the status of any network component) independent of the status of other in-band network components. Remote out-of-band access allows organizations to effectively manage their enterprise IT resources and at the same time, optimize their IT support resources. Our vSLM™, a virtualized central management software solution, simplifies secure administration of our IT Management products and the equipment attached to them through a standard web browser.

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Other

We categorize products that are non-focus or end-of-life as Other.

3.	Supply Chain Overview

Our manufacturing operations are primarily conducted through third-party contract manufacturers located in Asia. Our contract manufacturers, in turn, source the raw materials, components and integrated circuits used to manufacture our products from numerous sub-tier suppliers. We currently have two active contract manufacturers who are the direct suppliers of substantially all of our products. In addition, we have identified approximately 205 active indirect suppliers who supply components used in our products to our contract manufacturers.

Our supply chain is complex. There are multiple tiers in the supply chain between Lantronix and the mines and smelters that produce Conflict Minerals. In this regard, we do not purchase Conflict Minerals directly from mines, smelters or refiners. As a result, we must rely upon our direct and indirect suppliers to provide information on the origin of the Conflict Minerals contained in our products, including sources of Conflict Minerals that are supplied to them from sub-tier suppliers.

4.	Conflict Minerals Compliance Process

We have implemented a reasonable country of origin inquiry process and designed due diligence measures to conform in all material respects with the framework in The Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidelines”).

Reasonable Country of Origin Inquiry. Our reasonable inquiry into the source countries of Conflict Minerals found in our products (“Reasonable Country of Origin Inquiry”) was designed to provide a reasonable basis for us to determine whether we source Conflict Minerals from the Covered Countries. The methods we used to try to determine the origin of Conflict Minerals in our products included (1) soliciting survey responses from relevant direct and indirect suppliers of components of our products, using the standard Conflict Minerals Reporting Template (the “CMRT”) designed by the Responsible Minerals Initiative (the “RMI”), which is an initiative of the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative; (2) reviewing responses that we received from our direct and indirect suppliers and following up on inconsistent, incomplete, and inaccurate responses; and (3) sending reminders to suppliers who did not respond to our requests for information.

Management Systems. We have communicated our Conflict Minerals Policy, which includes a reference to the OECD Guidelines, to our suppliers and customers. This policy is publicly available on our website at www.lantronix.com. We also have an internal team tasked with supporting supply chain due diligence. All responses from suppliers to our inquiries regarding Conflict Minerals are recorded and stored. There is also a program in place to improve the quality and number of supplier responses. Conflict Minerals compliance is included in new commercial supply contracts and written agreements. Our existing internal whistleblower policy provides a company-level grievance mechanism which covers reporting securities law compliance issues including those regarding Conflict Minerals sourcing.

Identifying and Assessing Risk in Our Supply Chain. Because of the nature of our supply chain, it is difficult for us to identify actors upstream from our suppliers. Accordingly, while we participate in industry-wide initiatives, we ultimately must rely on our suppliers to provide information on actors upstream from them. In most cases, our suppliers are themselves several steps removed from the smelters and refiners of the Conflict Minerals contained in the component parts incorporated into our products. We have a process to review supplier responses for accuracy and completeness, follow up with delinquent suppliers, and update supplier information.

Strategy for Responding to Risks. A risk management process has been adopted to evaluate our suppliers periodically with respect to a number of criteria, including compliance with our Conflict Minerals Policy. Updates to this risk management process are provided regularly to senior management. If Lantronix discovers the use of Conflict Minerals used in any material, parts or components we procure are not “DRC conflict free,” we will attempt to work with the supplier concerned to correct the situation and/or take other appropriate actions to transition to “DRC conflict free” alternatives.

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Independent Third Party Audit of Supply Chain Due Diligence. We do not have direct relationships with Conflict Minerals smelters or refiners and do not perform or direct audits of these entities within our supply chain. We intend to rely on the risk management and due diligence processes of the RMI Responsible Minerals Assurance Program (“RMAP”), including the program’s independent third-party audit process.

Report on Supply Chain Due Diligence. In accordance with the OECD Guidelines and the Rule, this Report is available on our website at www.lantronix.com.

5.	Efforts to Determine Origins of Conflict Minerals in our Products

Based on the breadth and complexity of our products and supply chain, we believe that seeking information about Conflict Minerals smelters and refiners in our supply chain from our direct and indirect suppliers represents the most reasonable effort we can make to determine the mines or locations of origin of the Conflict Minerals in our products.

Supplier Surveys. We conducted a survey of our direct and indirect suppliers using the CMRT. The CMRT was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.

Survey Responses and Follow-up Engagement. During our Reasonable Country of Origin Inquiry and related due diligence efforts, we sent the CMRT to approximately 143 direct and indirect suppliers and received responses from 81% of the suppliers surveyed. We also reviewed the responses to determine which required further engagement with our suppliers. Based on our communications with suppliers we gathered information regarding a portion of the smelters or refineries of Conflict Minerals in our supply chain.

The large majority of the responses to the CMRT that we received for 2019 provided data at the supplier company-wide level, rather than at a level directly relating to specific part numbers that the supplier supplies to us, or were otherwise unable to specify the smelters or refiners used for components supplied to us. As a result, we do not have sufficient information from our suppliers or other sources to determine the country of origin of the Conflict Minerals used in our products or identify the facilities used to process those Conflict Minerals.

6.	Process Improvements

Using our due diligence processes, we hope to further improve transparency into our supply chain. We continue to engage with our suppliers with the goal of increasing supplier response rates and improving the content of the supplier survey responses we receive. We also continue to work with our suppliers to encourage them to source from certified RMAP smelters, when sourcing material from the Covered Countries.

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